Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF LOSS

The unaudited pro forma condensed combined statements of loss of Gold Royalty Corp. (“Gold Royalty”) is presented to illustrate the pro forma effects of the following transactions: (i) the August 23, 2021 acquisition by Gold Royalty of all the issued and outstanding common shares of Ely Gold and (ii) the November 5, 2021 acquisition by Gold Royalty of all the issued and outstanding common shares of Golden Valley Mines and Royalties Ltd. (“Golden Valley”) and the noncontrolling interests in Golden Valley’s subsidiary Abitibi Royalties Inc.. We refer to the above transactions collectively as the “Acquisitions” and the entities subject to the Acquisitions as the “Acquired Entities.”

The unaudited pro forma condensed combined statements of loss for the year ended September 30, 2021 and the nine months ended June 30, 2022 combine the historical consolidated statements of loss and condensed interim consolidated statements of loss of Gold Royalty and each of the Acquired Entities giving effect to the Acquisitions as if they had occurred on October 1, 2020.

The Acquisitions and basis of presentation of the unaudited pro forma condensed combined statements of loss are described in greater detail in Note 1 Basis of Presentation included in the notes to the unaudited pro forma condensed combined statements of loss and elsewhere herein.

The unaudited pro forma condensed combined statements of loss are based on various adjustments and assumptions and are not necessarily indicative of what Gold Royalty’s statement of operating results actually would have been if the Acquisitions occurred as of the date indicated or will be for any future periods. The unaudited pro forma condensed combined statements of loss do not include adjustments to reflect any potential revenue, synergies or dis-synergies, or cost savings that may be achievable in connection with the Acquisitions, or the associated costs that may be necessary to achieve such revenues, synergies or cost savings. The unaudited pro forma condensed combined statements of loss do not give effects to events arising after June 30, 2022.

GOLD ROYALTY CORP.

PRO FORMA CONDENSED COMBINED STATEMENTS OF LOSS

(Expressed in thousands of United States Dollars)

(Unaudited)

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Gold Royalty Corp.

Pro Forma Condensed Combined Statement of Loss

For the year ended September 30, 2021

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

	Gold Royalty Corp.	Ely Gold Royalties Inc. (October 1, 2020 to August 22, 2021) Note 1(a)(ii)	Ely Pro Forma Transaction Accounting Adjustments Note 4		Golden Valley Mines and Royalties Ltd. (12 months ended September 30, 2021) Note 1(a)(iii)	Golden Valley Pro Forma Transaction Accounting Adjustments Note 5		Pro Forma Combined Gold Royalty Corp.
Revenue
Royalty income	192	2,963	(1,086)	(a)	1,907	(335)	(a)	3,641
Cost of sales
Depletion of royalties	(164)	(2,420)	(587)	(b)	—	(529)	(b)	(3,700)
Gross profit (loss)	28	543	(1,673)		1,907	(864)		(59)

Expenses
Consulting fees	(2,677)	(2,798)	—		—	—		(5,475)
Depreciation	(5)	(33)	—		—	—		(38)
Management and directors' fees	(1,172)	(4,355)	—		(132)	—		(5,659)
General and administrative	(2,937)	(570)	—		(1,816)	—		(5,323)
Professional fees	(2,481)	(1,168)	—		(1,198)	—		(4,847)
Share-based compensation	(3,324)	(129)	—		(37)	—		(3,490)
Exploration and evaluation expenses	(13)	—	—		(86)	—		(99)
Royalty interests	—	—	—		(47)	—		(47)
Operating loss for the year	(12,581)	(8,510)	(1,673)		(1,409)	(864)		(25,037)

Other items
Interest and finance expenses	—	(110)	—		(131)	—		(241)
Change in fair value of derivative liability	(1,511)	—	1,926	(c)	9,700	—		10,115
Change in fair value of short-term investments	(168)	110	—		(18,010)	—		(18,068)
Foreign exchange loss	(812)	(37)	—		(246)	—		(1,095)
Share of loss of associates	—	—	—		(110)	—		(110)
Gain on sale of mineral property	—	—	—		107	—		107
Gains on dilution of equity investments	—	—	—		91	—		91
Gain on loss of significant influence	—	—	—		307	—		307
Interest income	67	19	—		3	—		89
Others	—	(1,654)	1,507	(d)	—	—		(147)
Net loss before income taxes for the year	(15,005)	(10,182)	1,760		(9,698)	(864)		(33,989)
Current tax expense	—	—	—		(899)	—		(899)
Deferred tax recovery	—	—	2,693	(e)	2,396	716	(c)	5,805
Net loss after income taxes for the year	(15,005)	(10,182)	4,453		(8,201)	(148)		(29,083)

Other comprehensive income (loss)
Item that may be reclassified subsequently to net income:
Foreign currency translation differences	441	—	—		—	—		441
Total comprehensive loss for the year	(14,564)	(10,182)	4,453		(8,201)	(148)		(28,642)
Net loss for the year attributable to:
Shareholders of Parent	(15,005)	(10,182)	4,453		(3,659)	(4,690)	(d)	(29,083)
Non-controlling interest	—	—	—		(4,542)	4,542	(d)	—
Net loss for the year attributable to Gold Royalty Corp.	(15,005)	(10,182)	4,453		(8,201)	(148)		(29,083)

Net loss per share, basic and diluted (Note 6)	(0.45)							(0.25)
Weighted average number of common shares outstanding - basic and diluted (Note 6)	33,555,265							115,548,752

See accompanying notes to the unaudited pro forma condensed combined statements of loss.

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Gold Royalty Corp.

Pro Forma Condensed Combined Statement of Loss

For the nine months ended June 30, 2022

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

	Gold Royalty Corp.	Golden Valley Mines and Royalties Ltd. (October 1, 2021 to November 4, 2021) Note 1(b)(ii)	Golden Valley Pro Forma Transaction Accounting Adjustments Note 5		Pro Forma Combined Gold Royalty Corp.
Revenue
Royalty and option income	3,078	102	-		3,180
Cost of sales
Depletion	(1,812)	-	(28)	(b)	(1,840)
Gross profit	1,266	102	(28)		1,340

Expenses
Consulting fees	(4,081)	-	-		(4,081)
Depreciation	(45)	-	-		(45)
Management and directors' fees	(915)	(2,820)	-		(3,735)
Salaries, wages and benefits	(747)	(145)	-		(892)
Investor communications and marketing expenses	(931)	-	-		(931)
Office and technology expenses	(583)	(22)	-		(605)
Transfer agent and regulatory fees	(412)	-	-		(412)
Insurance fees	(1,597)	-	-		(1,597)
Professional fees	(3,658)	(5,373)	-		(9,031)
Share-based compensation	(2,753)	-	-		(2,753)
Exploration and evaluation expenses	(226)	(17)	-		(243)
Share of loss in associate	(298)	132	-		(166)
Dilution gain in associate	100	-	-		100
Impairment of royalty	(3,821)	-	-		(3,821)
Operating loss for the period	(18,701)	(8,143)	(28)		(26,872)

Other items
Change in fair value of derivative liabilities	4,724	592	-		5,316
Change in fair value of short-term investments	(1,293)	(246)	-		(1,539)
Gain on disposition of short-term investments	2,083	-	-		2,083
Foreign exchange gain/(loss)	32	(291)	-		(259)
Interest expense	(374)	(9)	-		(383)
Other income	360	-	-		360
Net loss before income taxes for the period	(13,169)	(8,097)	(28)		(21,294)
Current tax recovery	-	1,751	-		1,751
Deferred tax recovery (expense)	500	(22)	2,108	(c)	2,586
Net loss after income taxes for the period	(12,669)	(6,368)	2,080		(16,957)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences	(39)	-	-		(39)
Total comprehensive loss for the period	(12,708)	(6,368)	2,080		(16,996)
Net loss after income taxes for the period attributable to:
Shareholders of Parent	(12,669)	(2,864)	(1,424)	(d)	(16,957)
Non-controlling interest	-	(3,504)	3,504	(d)	-
Net loss after income taxes for the period attributable to Gold Royalty Corp.	(12,669)	(6,368)	2,080		(16,957)

Net loss per share, basic and diluted (Note 6)	(0.10)				(0.13)

Weighted average number of common shares outstanding - basic and diluted (Note 6)	126,011,472				133,845,344

See accompanying notes to the unaudited pro forma condensed combined statements of loss.

Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Statements of Loss

For year ended September 30, 2021 and the nine months ended June 30, 2022

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

1.
BASIS OF PRESENTATION

These unaudited pro forma condensed combined statements of loss have been prepared in connection with the Company’s ongoing Form F-3 filing as a result of the Company’s significant business acquisitions completed during its year ended September 30, 2021 and the nine months ended June 30, 2022.

On November 5, 2021, the Company acquired all the issued and outstanding common shares of Golden Valley Mines and Royalties Ltd. (“GZZ”) and the non-controlling interest in GZZ’s non-wholly owned subsidiary Abitibi Royalties Inc. (“RZZ”) (together, “Consolidated Golden Valley”) by way of statutory plans of arrangement (the “Golden Valley Transaction”). The Company also acquired Ely Gold Royalties Inc. (“Ely”) on August 23, 2021 (the “Ely Transaction”) by way of a statutory plan of arrangement. These unaudited pro forma condensed combined statements of loss incorporate pro forma adjustments associated with the Ely Transaction (see note 4) and the Golden Valley Transaction (see note 5) from October 1, 2020 to the date of their actual acquisition after which they have been consolidated into the financial statements of the Company.

These unaudited pro forma condensed combined statements of loss have been prepared from information derived from, and should be read in conjunction with the financial statements of the Company, Ely, and Consolidated Golden Valley, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), specifically:

(i)
the unaudited condensed interim consolidated financial statements of the Company as at and for the nine months ended June 30, 2022;

(ii)
the audited consolidated financial statements of the Company for the year ended September 30, 2021;

(iii)
the condensed consolidated statements of net loss and comprehensive loss for the nine months ended September 30, 2021 and 2020 and the condensed consolidated financial information for the period from October 1, 2021 to November 4, 2021 of Consolidated Golden Valley prepared by management;

(iv)
the condensed interim consolidated financial information of Ely for the period January 1, 2021 through August 22, 2021 prepared by management and the nine months ended September 30, 2020;

(v)
the audited consolidated financial statements of Consolidated Golden Valley and Ely as at and for the year ended December 31, 2020; and

(vi)
the continuous disclosure documents of the Company, Ely, and Consolidated Golden Valley, available under their respective profiles on SEDAR, updating the respective company’s financial information subsequent to the date of the financial information referenced above.

Each of the condensed interim consolidated financial statements has been prepared in accordance with IFRS relevant to the preparation of interim financial statements including IAS 34 Interim Financial Reporting.

Prior to the closing of the Golden Valley Transaction on November 5, 2021, GZZ owned approximately 45% of RZZ. GZZ’s consolidated financial statements referred to above include RZZ as a consolidated subsidiary and, accordingly, both GZZ and RZZ are represented in the historical financial statements of GZZ in these unaudited pro forma condensed combined statements of loss.

These unaudited pro forma condensed combined statements of loss have been compiled from and include:

(a)
An unaudited pro forma condensed combined statement of loss for the twelve months ended September 30, 2021 combining:

(i)
The audited consolidated statement of loss of the Company for the year ended September 30, 2021;

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Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Statements of Loss

For year ended September 30, 2021 and the nine months ended June 30, 2022

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

(ii)
The unaudited consolidated statement of loss and comprehensive loss of Ely for the period from October 1, 2020 to August 22, 2021 (the day prior to the Ely Transaction closing date), which has been constructed by combining the statements of loss for (a) each of the three months ended December 31, 2020 (constructed by subtracting the results from the nine months ended September 30, 2020 from the results for the year ended December 31, 2020), March 31, 2021, and June 30, 2021; and (b) the period from July 1, 2021 to August 22, 2021;

(iii)
The unaudited consolidated statement of net loss of Consolidated Golden Valley for the twelve months ended September 30, 2021, which has been constructed by combining the statements of net income (loss) for the three months ended December 31, 2020 (constructed by subtracting the results from the nine months ended September 30, 2020 from the results for the year ended December 31, 2020) and the nine months ended September 30, 2021; and

(iv)
The adjustments described in Notes 4 and 5.

This statement assumes that the Golden Valley Transaction and the Ely Transaction occurred on October 1, 2020.

(b)
An unaudited pro forma condensed combined statement of loss for the nine months ended June 30, 2022 combining:

(i)
The unaudited condensed interim consolidated statement of loss and comprehensive loss of the Company for the nine months ended June 30, 2022;

(ii)
The unaudited consolidated statement of loss and comprehensive loss of Consolidated Golden Valley from October 1, 2021 to November 4, 2021 (the day prior to the Golden Valley Transaction closing date) prepared by management; and

(iii)
The adjustments described in Note 5.

This statement assumes that the Golden Valley Transaction occurred on October 1, 2020.

The constructed historical income statements of Ely and Consolidated Golden Valley described above were prepared for the purpose of the unaudited pro forma condensed combined statements of loss and do not necessarily conform with the consolidated financial statements of Ely and Consolidated Golden Valley filed on SEDAR.

In combining Ely’s and Consolidated Golden Valley’s consolidated financial statements with those of the Company, the Company has:

●
Converted Ely’s consolidated statements of loss from C$ to $ using the average exchange rate in effect for the relevant reporting period (0.7676, 0.7899, 0.8144 and 0.7926 $ per C$ for the three months ended, December 31, 2020, March 31, 2021, June 30, 2021 and the period from July 1, 2021 to August 22, 2021, respectively);

●
Converted Consolidated Golden Valley’s consolidated statements of net income (loss) from C$ to $ using the average exchange rate in effect for the relevant reporting period (0.7676, 0.7994 and 0.8151 $ per C$ for the three months ended December 31, 2020, for the nine months ended September 30, 2021 and the period from October 1, 2021 to November 4, 2021); and

●
Reclassified line items on Ely’s and Consolidated Golden Valley’s consolidated financial statements to conform with the Company’s financial statement presentation.

The unaudited pro forma condensed combined statements of loss are not intended to reflect the financial performance of the Company which would have resulted had Golden Valley Transaction and the Ely Transaction been consummated

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Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Statements of Loss

For year ended September 30, 2021 and the nine months ended June 30, 2022

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

on the dates indicated. The unaudited pro forma condensed combined statements of loss do not give effect to events arising after June 30, 2022. Further, the unaudited pro forma condensed combined statements of loss are not necessarily indicative of the results of operations that may be obtained in the future.

2.
SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed combined statements of loss are set out in the Company’s audited consolidated financial statements as at and for the year ended September 30, 2021. For purposes of these unaudited pro forma condensed combined statements of loss, where the Company did not previously have an accounting policy for transactions undertaken by Consolidated Golden Valley or Ely during the relevant periods, it has retained the policy and elections taken by Consolidated Golden Valley or Ely.

3.
USE OF ESTIMATES

As disclosed in Gold Royalty’s audited consolidated financial statements as at and for the year ended September 30, 2021, Gold Royalty has been identified as the acquirer in the Ely Transaction on the basis that Gold Royalty shareholders retained a majority of shares of the combined entity on both a basic and fully diluted basis, Gold Royalty offered a premium over the trading price of Ely’s shares prior to the offer, and all members of Gold Royalty executive management and directors continued with the combined entity.

As disclosed in Gold Royalty’s unaudited condensed interim consolidated financial statements as at and for the nine months ended June 30, 2022, Gold Royalty has been identified as the acquirer in the Golden Valley Transaction on the basis that Gold Royalty shareholders retained a majority of shares of the combined entity on both a basic and fully diluted basis, Gold Royalty offered a premium over the trading price of GZZ and RZZ’s shares prior to the offer, and all members of Gold Royalty executive management and directors continued with the combined entity.

The Company’s preliminary purchase accounting was based on preliminary valuations performed to determine the fair value of the net assets as of the acquisition date and is subject to adjustments for up to one year after the closing date of the acquisition to reflect the final valuations. The Company is currently in the process of completing its valuation work related to the estimation of the fair values of royalty interests and exploration and evaluation assets. The final valuations could have a material impact on the preliminary purchase accounting and could result in differences to the pro forma adjustments reflected in these unaudited pro forma condensed combined statements of loss.

4.
ELY TRANSACTION PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

On August 23, 2021, the Company acquired all of the issued and outstanding Ely common shares, resulting in Ely becoming a wholly-owned subsidiary of Gold Royalty included in the Company’s consolidated financial statements from the acquisition date forward.

The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma condensed combined statements of loss. Pro forma assumptions and transaction adjustments made are as follows:

a)
The reduction in revenue related to option income on exploration properties that had no historical carrying value in Ely’s financial statements. Preliminary fair value adjustments were allocated to these properties as a result of the Ely Transaction. Option proceeds after the Ely Transaction will first be applied as a reduction of the new carrying value and will be recorded as income only after the new carrying value has been reduced to nil.

b)
The increase in cost of sales represents the increase in depletion caused by the fair value adjustments to Ely’s royalties that generated royalty payments as a result of production or advance minimum royalties. The increase in depletion was calculated using the preliminary allocation of the fair value of the acquired royalties as disclosed in the Company’s audited financial statements as at and for the year ended September 30, 2021.

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Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Statements of Loss

For year ended September 30, 2021 and the nine months ended June 30, 2022

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

c)
The change in fair value on the warrant derivative liabilities has been recorded as gain (loss) on warrant derivatives in the unaudited pro forma condensed combined statements of loss using the share price of the Company’s shares, the applicable exchange rates and volatility of 37%, determined based on a peer group of companies. For periods prior to the Company’s initial public offering (“IPO”), the IPO price was assumed to represent the Company’s share price. The Company’s share price was used for periods subsequent to the IPO.

d)
The elimination of deferred charges amortization expense related to Ely’s credit facility cancelled prior to the close of the Ely Transaction.

e)
An adjustment to income tax benefit (expense) based on US and Canadian tax rates applied to Ely’s pre-tax income after permanent differences.

5.
GOLDEN VALLEY PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

On November 5, 2021, the Company acquired all of the outstanding shares of GZZ and RZZ under the terms of the Golden Valley Transaction resulting in Consolidated Golden Valley becoming wholly-owned subsidiaries of Gold Royalty included in the Company’s consolidated financial statements from the acquisition date forward.

The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma condensed combined statements of loss. Pro forma assumptions and transaction accounting adjustments made are as follows:

a)
The reduction in revenue related to option income on exploration properties that had no historical carrying value in the Consolidated Golden Valley financial statements. Preliminary fair value adjustments were allocated to these properties as a result of the Golden Valley Transaction. Option proceeds after the Golden Valley Transaction will first be applied as a reduction of the new carrying value and will be recorded as revenue only after the new carrying value has been reduced to nil.

b)
The increase in cost of sales represents the increase in depletion caused by the fair value adjustments to the Consolidated Golden Valley’s royalties that generated royalty payments. The increase in depletion was calculated using the allocation of the fair value of the acquired royalties as disclosed in the Company’s unaudited condensed interim consolidated financial statements as at and for the nine months ended June 30, 2022.

c)
Adjustment to income tax benefit (expense) based on Canadian tax rates applied to the Consolidated Golden Valley pre-tax income after permanent differences.

d)
The elimination of income attributable to non-controlling interests of RZZ.

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Gold Royalty Corp.

Notes to the Pro Forma Condensed Combined Statements of Loss

For year ended September 30, 2021 and the nine months ended June 30, 2022

(Unaudited, expressed in thousands of United States Dollars unless otherwise stated)

6.
PRO FORMA LOSS PER SHARE

Pro forma basic and diluted loss per share has been calculated based on the actual weighted average number of Gold Royalty common shares outstanding for the respective periods as well as the number of shares issued in connection with the Acquisitions as if such shares had been outstanding since the date the associated equity was originally issued or assumed to be issued:

	Twelve months ended September 30, 2021	Nine months ended June 30, 2022
Actual weighted average number of Gold Royalty common shares outstanding	33,555,265	126,011,472
Pro forma adjustment weighted average number of Gold Royalty common shares, issued in exchange for Ely shares	27,139,364	-
Weighted average number of Gold Royalty common shares, issued in exchange for GZZ shares and RZZ shares not owned by GZZ	54,854,123	7,833,872
Pro forma weighted average number of Gold Royalty common shares outstanding	115,548,752	133,845,344
Pro forma net loss after income taxes attributable to shareholders of the combined Company	$29,083	$16,957
Pro forma basic and diluted net loss per share	$0.25	$0.13

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